UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of November, 2010
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT
1.	Quarterly Report for the Second Quarter of the 142nd Fiscal Year filed on November 11, 2010
On November 11, 2010, the registrant filed its Quarterly Report (Shihanki Houkokusho) with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan. This Quarterly Report contains, among other information, Quarterly Consolidated Financial Statements for the six months period ended September 30, 2010 and the three months period ended September 30, 2010.
Material information in the report, other than the Quarterly Consolidated Financial Statements, has already been reported by the registrant in its press release dated October 28, 2010, a copy of which was submitted under cover of Form 6-K on October 29, 2010 by the registrant.
Attached is an English translation of the registrant’s Quarterly Consolidated Financial Statements for the six months period ended September 30, 2010 and the three months period ended September 30, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.

(Registrant)

Date: November 12, 2010	By:	/s/ Kenji Kinoshita Kenji Kinoshita
Director and Senior Executive Officer

[Quarterly Consolidated Financial Statements]
Consolidated Balance Sheets (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries
September 30, 2010 and March 31, 2010

	September 30, 2010		March 31, 2010
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Assets
Current assets
Cash and cash equivalents	¥90,647		¥82,429
Time deposits	595		1,132
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥14,013 million at September 30, 2010 and ¥14,941 million at March 31, 2010	408,752		447,693
Inventories (Note 3)	412,891		396,416
Deferred income taxes and other current assets (Notes 8, 9 and 10)	124,412		112,451

Total current assets	1,037,297	54.0	1,040,121	53.1

Long-term trade receivables	161,007	8.4	150,972	7.7
Investments
Investments in and advances to affiliated companies	23,710		24,002
Investment securities (Notes 4, 9 and 10)	55,892		60,467
Other	2,678		2,399

Total investments	82,280	4.3	86,868	4.4

Property, plant and equipment —less accumulated depreciation of ¥620,852 million at September 30, 2010 and ¥631,973 million at March 31, 2010	499,542	26.0	525,100	26.8

Goodwill	28,623	1.5	29,570	1.5

Other intangible assets	58,824	3.0	61,729	3.2

Deferred income taxes and other assets (Notes 8, 9 and 10)	54,932	2.8	64,695	3.3

	¥1,922,505	100.0	¥1,959,055	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these balance sheets.

	September 30, 2010		March 31, 2010
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Liabilities and Equity
Current liabilities
Short-term debt	¥84,137		¥123,438
Current maturities of long-term debt (Notes 9 and 10)	116,436		105,956
Trade notes, bills and accounts payable	248,449		207,024
Income taxes payable	14,910		22,004
Deferred income taxes and other current liabilities (Notes 8, 9 and 10)	170,638		183,324

Total current liabilities	634,570	33.0	641,746	32.7

Long-term liabilities
Long-term debt (Notes 9 and 10)	325,354		356,985
Liability for pension and retirement benefits	43,339		46,354
Deferred income taxes and other liabilities (Notes 8, 9 and 10)	33,003		37,171

Total long-term liabilities	401,696	20.9	440,510	22.5

Total liabilities	1,036,266	53.9	1,082,256	55.2

Commitments and contingent liabilities (Note 7)	—		—

Equity
Komatsu Ltd. shareholders’ equity
Common stock:
Authorized 3,955,000,000 shares at September 30, 2010 and at March 31, 2010
Issued 998,744,060 shares at September 30, 2010 and at March 31, 2010	67,870		67,870
Outstanding 967,762,273 shares at September 30, 2010 and 968,039,976 shares at March 31, 2010
Capital surplus	140,476		140,421
Retained earnings:
Appropriated for legal reserve	32,726		31,983
Unappropriated	779,362		724,090
Accumulated other comprehensive income (loss) (Note 4)	(142,174)		(95,634)
Treasury stock at cost, 30,981,787 shares at September 30, 2010 and 30,704,084 shares at March 31, 2010	(35,283)		(34,755)

Total Komatsu Ltd. shareholders’ equity	842,977	43.8	833,975	42.6

Noncontrolling interests	43,262	2.3	42,824	2.2

Total equity	886,239	46.1	876,799	44.8

	¥1,922,505	100.0	¥1,959,055	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these balance sheets.

Consolidated Statements of Income (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
Six months ended September 30, 2010 and 2009

	Six months ended		Six months ended
	September 30, 2010		September 30, 2009
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Net sales	¥859,763	100.0	¥645,963	100.0
Cost of sales	629,877	73.3	505,082	78.2
Selling, general and administrative expenses (Note 5)	124,750	14.5	119,483	18.5
Other operating income (expenses), net	(1,224)	(0.1)	(1,613)	(0.2)

Operating income	103,912	12.1	19,785	3.1

Other income (expenses), net	(3,801)		(1,333)
Interest and dividend income	2,329	0.3	3,965	0.6
Interest expense	(3,289)	(0.4)	(5,125)	(0.8)
Other, net (Notes 4, 8 and 10)	(2,841)	(0.3)	(173)	(0.0)

Income before income taxes and equity in earnings of affiliated companies	100,111	11.6	18,452	2.9

Income taxes
Current	17,886		15,488
Deferred	15,621		(8,845)

Total	33,507	3.9	6,643	1.0

Income before equity in earnings of affiliated companies	66,604	7.7	11,809	1.8
Equity in earnings of affiliated companies	1,198	0.1	41	0.0

Net income	67,802	7.9	11,850	1.8

Less net income attributable to noncontrolling interests	(4,038)	(0.5)	(3,652)	(0.6)
Net income attributable to Komatsu Ltd.	¥63,764	7.4	¥8,198	1.3

	Yen
	Six months ended	Six months ended
	September 30, 2010	September 30, 2009
Net income attributable to Komatsu Ltd. per share (Note 6)
Basic	¥65.89	¥8.47
Diluted	65.85	8.47
Cash dividends per share (Note 12)	8.00	18.00
The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Three months ended September 30, 2010 and 2009

	Three months ended		Three months ended
	September 30, 2010		September 30, 2009
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Net sales	¥412,623	100.0	¥325,535	100.0
Cost of sales	300,021	72.7	252,609	77.6
Selling, general and administrative expenses (Note 5)	61,803	15.0	59,997	18.4
Other operating income (expenses), net	(962)	(0.2)	(1,417)	(0.4)

Operating income	49,837	12.1	11,512	3.5

Other income (expenses), net	170		(1,788)
Interest and dividend income	1,308	0.3	2,106	0.6
Interest expense	(1,620)	(0.4)	(2,394)	(0.7)
Other, net (Notes 4, 8 and 10)	482	0.1	(1,500)	(0.5)

Income before income taxes and equity in earnings of affiliated companies	50,007	12.1	9,724	3.0

Income taxes
Current	8,728		7,772
Deferred	7,313		(3,310)

Total	16,041	3.9	4,462	1.4

Income before equity in earnings of affiliated companies	33,966	8.2	5,262	1.6
Equity in earnings of affiliated companies	557	0.1	142	0.0

Net income	34,523	8.4	5,404	1.7

Less net income attributable to noncontrolling interests	(1,456)	(0.4)	(1,969)	(0.6)
Net income attributable to Komatsu Ltd.	¥33,067	8.0	¥3,435	1.1

	Yen
	Three months ended	Three months ended
	September 30, 2010	September 30, 2009
Net income attributable to Komatsu Ltd. per share (Note 6)
Basic	¥34.17	¥3.55
Diluted	34.15	3.55
Cash dividends per share (Note 12)	—	—
The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Equity (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries

Six months ended September 30, 2010	Millions of yen

			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling	Total
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	equity
Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799

Cash dividends (Note 12)				(7,749)			(7,749)	(830)	(8,579)
Transfer to retained earnings appropriated for legal reserve			743	(743)			—		—
Other changes							—	317	317
Comprehensive income (loss)
Net income				63,764			63,764	4,038	67,802
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(44,877)		(44,877)	(3,087)	(47,964)
Net unrealized holding gains (losses) on securities available for sale					(2,398)		(2,398)	—	(2,398)
Pension liability adjustments					77		77	—	77
Net unrealized holding gains (losses) on derivative instruments (Note 8)					658		658	—	658

Comprehensive income (loss)							17,224	951	18,175

Issuance and exercise of stock acquisition rights (Note 5)		55					55		55
Purchase of treasury stock						(551)	(551)		(551)
Sales of treasury stock						23	23		23

Balance at September 30, 2010	¥67,870	¥140,476	¥32,726	¥779,362	¥(142,174)	¥(35,283)	¥842,977	¥43,262	¥886,239

Six months ended September 30, 2009	Millions of yen

			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling	Total
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	equity
Balance at March 31, 2009	¥67,870	¥140,092	¥28,472	¥719,222	¥(105,744)	¥(34,971)	¥814,941	¥33,393	¥848,334

Cash dividends				(17,431)			(17,431)	(1,727)	(19,158)
Transfer to retained earnings appropriated for legal reserve			2,309	(2,309)			—		—
Other changes							—	1,514	1,514
Comprehensive income (loss)
Net income				8,198			8,198	3,652	11,850
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(10,953)		(10,953)	564	(10,389)
Net unrealized holding gains (losses) on securities available for sale					4,274		4,274	—	4,274
Pension liability adjustments					1,782		1,782	—	1,782
Net unrealized holding gains (losses) on derivative instruments (Note 8)					761		761	623	1,384

Comprehensive income (loss)							4,062	4,839	8,901

Issuance and exercise of stock acquisition rights (Note 5)		103					103		103
Purchase of treasury stock						(15)	(15)		(15)
Sales of treasury stock		(84)				256	172		172

Balance at September 30, 2009	¥67,870	¥140,111	¥30,781	¥707,680	¥(109,880)	¥(34,730)	¥801,832	¥38,019	¥839,851

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries
Six months ended September 30, 2010 and 2009

	Millions of yen
	Six months ended	Six months ended
	September 30, 2010	September 30, 2009
Operating activities
Net income	¥67,802	¥11,850
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	43,432	44,427
Deferred income taxes	15,621	(8,845)
Net loss (gain) from sale of investment securities and subsidiaries	90	(252)
Net loss (gain) on sale of property	(1,160)	(251)
Loss on disposal of fixed assets	634	922
Pension and retirement benefits, net	(3,176)	199
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(11,005)	21,396
Decrease (increase) in inventories	(42,960)	69,679
Increase (decrease) in trade payables	47,870	(56,819)
Increase (decrease) in income taxes payable	(6,067)	(4,215)
Other, net	(8,253)	9,363

Net cash provided by (used in) operating activities	102,828	87,454

Investing activities
Capital expenditures	(42,482)	(50,342)
Proceeds from sale of property	5,637	7,519
Proceeds from sale of available for sale investment securities	22	74
Purchases of available for sale investment securities	(520)	(3,505)
Proceeds from sale of subsidiaries and equity investees, net of cash disposed	—	661
Acquisition of subsidiaries and equity investees, net of cash acquired	654	627
Collection of loan receivables	1,290	901
Disbursement of loan receivables	(576)	(970)
Decrease (increase) in time deposits	443	(52)

Net cash provided by (used in) investing activities	(35,532)	(45,087)

Financing activities
Proceeds from long-term debt	31,266	88,685
Repayments on long-term debt	(24,059)	(26,566)
Increase (decrease) in short-term debt, net	(34,023)	(61,988)
Repayments of capital lease obligations	(18,791)	(17,902)
Sale (purchase) of treasury stock, net	10	157
Dividends paid	(7,749)	(17,431)
Other, net	(928)	(3,199)

Net cash provided by (used in) financing activities	(54,274)	(38,244)

Effect of exchange rate change on cash and cash equivalents	(4,804)	(2,999)

Net increase (decrease) in cash and cash equivalents	8,218	1,124
Cash and cash equivalents, beginning of year	82,429	90,563

Cash and cash equivalents, end of period	¥90,647	¥91,687

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Notes to Quarterly Consolidated Financial Statements (Unaudited)
1. Basis of Quarterly Financial Statement Presentation and Summary of Significant Accounting Policies
Basis of Quarterly Financial Statement Presentation
Komatsu Ltd. (“Company”) and consolidated subsidiaries (together “Komatsu”) prepare and present the accompanying quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.
Summary of Significant Accounting Policies
There is no material change for Summary of Significant Accounting Policies stated in the annual report for the year ended March 31, 2010.

2. Supplemental Cash Flow Information
Additional cash flow information and noncash investing and financing activities for the six months ended September 30, 2010 and 2009 are as follows:

	Millions of yen
	Six months ended	Six months ended
	September 30, 2010	September 30, 2009
Additional cash flow information:
Interest paid	¥2,877	¥5,141
Income taxes paid (refunded)	30,058	(149)
Noncash investing and financing activities:
Capital lease obligations incurred	¥1,183	¥9,066

3. Inventories
At September 30, 2010 and at March 31, 2010, inventories comprised the following:

	Millions of yen
	September 30,	March 31,
	2010	2010
Finished products, including finished parts held for sale	¥261,484	¥254,157
Work in process	112,145	102,096
Materials and supplies	39,262	40,163

Total	¥412,891	¥396,416

4. Investment Securities
Investment securities at September 30, 2010 and at March 31, 2010 primarily consisted of securities available for sale.
The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at September 30, 2010 and at March 31, 2010 are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
September 30, 2010
Investment securities:
Marketable equity securities available for sale	¥24,936	¥18,616	¥249	¥43,303
Other investment securities at cost	12,589

	¥37,525

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
March 31, 2010
Investment securities:
Marketable equity securities available for sale	¥24,988	¥22,235	¥45	¥47,178
Other investment securities at cost	13,289

	¥38,277

Other investment securities primarily include non-marketable equity securities. The fair value of other investment securities was not estimated as it was not practicable to estimate the fair value of investments and no significant events or changes that might have effected the fair value of those investments were observed.
Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.
Proceeds from the sales of investment securities available for sale were ¥22 million and ¥74 million for the six months ended September 30, 2010 and 2009, respectively.
Impairment losses and net realized gains or losses from sale of investment securities available for sale during the six months ended September 30, 2010 and 2009 amounted to losses of ¥90 million and gains of ¥252 million, respectively. Impairment losses and net realized gains or losses from sale of investment securities available for sale during the three months ended September 30, 2010 and 2009 amounted to losses of ¥57 million and gains of ¥317 million, respectively. Such gains and losses were included in other income (expenses), net in the accompanying consolidated statements of income.
The cost of the investment securities sold was computed based on the average-cost method.

5. Stock Option Plan
The Company has two types of stock option plans for directors and certain employees and certain directors of subsidiaries.
The stock option plans resolved by the Board of Directors’ meetings held in and before June 2010
The right to purchase treasury shares is granted at a predetermined price to directors and certain employees and certain directors of subsidiaries. The purchase price is the amount calculated by taking the average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls and multiplying by 1.05, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant.
Based on the resolutions of the shareholders’ meeting on June 22, 2007 and the Board of Directors on July 14, 2009, the Company issued 239 rights of its share acquisition rights to directors during the year ending March 31, 2010. The Company also issued 403 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ending March 31, 2010 based on the resolutions of the shareholders’ meeting on June 24, 2009 and the Board of Directors on July 14, 2009. The options vest 100% on each of the grant dates and are exercisable from September 1, 2010.
The stock option plans resolved by the Board of Directors’ meetings held in July 2010
The right to purchase treasury shares is granted at an exercise price of ¥1 per share to directors and certain employees and certain directors of subsidiaries.
Based on the resolutions of the shareholders’ meeting on June 23, 2010 and the Board of Directors on July 13, 2010, the Company issued 210 rights of its share acquisition rights to directors and 558 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ending March 31, 2011. The options vest 100% on each of the grant dates and are exercisable from August 2, 2013.
Komatsu recognizes compensation expense using the fair value method. Compensation expenses during the six months ended September 30, 2010 and 2009 were ¥55 million and ¥103 million, respectively, and were recorded in selling, general and administrative expenses. Compensation expenses after tax during the six months ended September 30, 2010 and 2009 were ¥33 million and ¥61 million, respectively. Compensation expenses during the three months ended September 30, 2010 and 2009 were ¥55 million and ¥103 million, respectively, and were recorded in selling, general and administrative expenses. Compensation expenses after tax during the three months ended September 30, 2010 and 2009 were ¥33 million and ¥61 million, respectively.

6. Net Income Attributable to Komatsu Ltd. per Share
A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Komatsu Ltd. per share computations is as follows:

	Millions of yen
	Six months ended	Six months ended
	September 30, 2010	September 30, 2009
Net income attributable to Komatsu Ltd.	¥63,764	¥8,198

	Number of shares
	Six months ended	Six months ended
	September 30, 2010	September 30, 2009
Weighted average common shares outstanding, less treasury stock	967,794,257	967,972,490
Dilutive effect of:
Stock options	494,618	373,447

Weighted average diluted common shares outstanding	968,288,875	968,345,937

	Yen
	Six months ended	Six months ended
	September 30, 2010	September 30, 2009
Net income attributable to Komatsu Ltd.:
Basic	¥65.89	¥8.47
Diluted	¥65.85	¥8.47

	Millions of yen
	Three months ended	Three months ended
	September 30, 2010	September 30, 2009
Net income attributable to Komatsu Ltd.	¥33,067	¥3,435

	Number of shares
	Three months ended	Three months ended
	September 30, 2010	September 30, 2009
Weighted average common shares outstanding, less treasury stock	967,755,145	968,033,505
Dilutive effect of:
Stock options	526,731	394,831

Weighted average diluted common shares outstanding	968,281,876	968,428,336

	Yen
	Three months ended	Three months ended
	September 30, 2010	September 30, 2009
Net income attributable to Komatsu Ltd.:
Basic	¥34.17	¥3.55
Diluted	¥34.15	¥3.55

7. Contingent Liabilities
 At September 30, 2010 and at March 31, 2010, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥3,717 million and ¥9,850 million, respectively.
Komatsu provides guarantees to third parties of loans of the employees, affiliated companies, customers and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies, customers and other companies are made to enhance the credit of those companies.
For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 10 years in the case of loans relating to the affiliated companies, customers and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default was ¥91,973 million and ¥88,379 million at September 30, 2010 and at March 31, 2010, respectively. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at September 30, 2010 was insignificant. Certain of those guarantees were secured by collateral and insurance issued to Komatsu.
Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.
Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial statements.
Komatsu has business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

8. Derivative Financial Instruments
Notional principal amounts of derivative financial instruments outstanding at September 30, 2010 and at March 31, 2010 are as follows:

	Millions of yen
	September 30,	March 31,
	2010	2010
Forwards and options:
Sale of foreign currencies	¥81,442	¥40,209
Purchase of foreign currencies	63,331	48,809
Option contracts (purchased)	210	949
Interest rate swaps, cross-currency swaps and interest rate cap agreements	180,166	184,487
Fair values of derivative instruments at September 30, 2010 and at March 31, 2010 on the consolidated balance sheets are as follows:

	Millions of yen
	September 30, 2010
Derivative instruments	Derivative Assets		Derivative Liabilities
designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥2,161	Deferred income taxes and other current liabilities	¥145
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	135	Deferred income taxes and other current liabilities	658
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	—

Total		¥2,296		¥803

	Derivative Assets		Derivative Liabilities
Undesignated derivative	Location on the consolidated	Estimated	Location on the consolidated	Estimated
instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥610	Deferred income taxes and other current liabilities	¥1,195
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	80
Option contracts	Deferred income taxes and other current assets	6	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	4,209	Deferred income taxes and other current liabilities	610
	Deferred income taxes and other assets	10,260	Deferred income taxes and other liabilities	459

Total		¥15,085		¥2,344

Total Derivative Instruments		¥17,381		¥3,147

	Millions of yen
	March 31, 2010
Derivative instruments	Derivative Assets		Derivative Liabilities
designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥73	Deferred income taxes and other current liabilities	¥830
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	354	Deferred income taxes and other current liabilities	734
	Deferred income taxes and other assets	99	Deferred income taxes and other liabilities	—

Total		¥526		¥1,564

	Derivative Assets		Derivative Liabilities
Undesignated derivative	Location on the consolidated	Estimated	Location on the consolidated	Estimated
instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥90	Deferred income taxes and other current liabilities	¥1,248
Option contracts	Deferred income taxes and other current assets	18	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	1,730	Deferred income taxes and other current liabilities	915
	Deferred income taxes and other assets	6,989	Deferred income taxes and other liabilities	901

Total		¥8,827		¥3,064

Total Derivative Instruments		¥9,353		¥4,628

The effects of derivative instruments on the consolidated statements of income for the six months ended September 30, 2010 and 2009 are as follows:
Derivative instruments designated as fair value hedging relationships

Millions of yen
Six months ended
September 30, 2010
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Other income (expenses), net: Other, net	¥—	Other income (expenses), net: Other, net	¥—

Total		¥—		¥—

	Millions of yen
	Six months ended
	September 30, 2009
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Other income (expenses), net: Other, net	¥2,549	Other income (expenses), net: Other, net	¥(1,157)

Total		¥2,549		¥(1,157)

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Six months ended
	September 30, 2010
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
		Location of	Amount of
	Amount of	gains (losses)	gains (losses)	Location of	Amount of
	gains (losses)	reclassified	reclassified	gains (losses)	gains (losses)
	recognized in	from accumulated	from accumulated	recognized in income	recognized in income
	OCI on derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥6,006	Other income (expenses), net: Other, net	¥4,903	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	3	Other income (expenses), net: Other, net	—	—	—

Total	¥6,009		¥4,903		¥—

	Millions of yen
	Six months ended
	September 30, 2009
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
		Location of	Amount of
	Amount of	gains (losses)	gains (losses)	Location of	Amount of
	gains (losses)	reclassified	reclassified	gains (losses)	gains (losses)
	recognized in	from accumulated	from accumulated	recognized in income	recognized in income
	OCI on derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥856	Other income (expenses), net: Other, net	¥685	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	184	Other income (expenses), net: Other, net	91	—	—

Total	¥1,040		¥776		¥—

*	OCI stands for Other comprehensive income (loss).
Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Six months ended
	September 30, 2010
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥624
Option contracts	Other income (expenses), net: Other, net	(9)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(268)
	Other income (expenses), net: Other, net	5,784

Total		¥6,131

	Millions of yen
	Six months ended
	September 30, 2009
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥797
Option contracts	Other income (expenses), net: Other, net	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(243)
	Other income (expenses), net: Other, net	3,971

Total		¥4,525

The effects of derivative instruments on the consolidated statements of income for the three months ended September 30, 2010 and 2009 are as follows:
Derivative instruments designated as fair value hedging relationships

Millions of yen
Three months ended
September 30, 2010
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swap and interest rate cap agreements	Other income (expenses), net: Other, net	¥—	Other income (expenses), net: Other, net	¥—

Total		¥—		¥—

	Millions of yen
	Three months ended
	September 30, 2009
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swap and interest rate cap agreements	Other income (expenses), net: Other, net	¥1,268	Other income (expenses), net: Other, net	¥241

Total		¥1,268		¥241

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Three months ended
	September 30, 2010
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
		Location of	Amount of
	Amount of	gains (losses)	gains (losses)	Location of	Amount of
	gains (losses)	reclassified	reclassified	gains (losses)	gains (losses)
	recognized in	from accumulated	from accumulated	recognized in income	recognized in income
	OCI on derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥2,672	Other income (expenses), net: Other, net	¥3,297	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	130	Other income (expenses), net: Other, net	—	—	—

Total	¥2,802		¥3,297		¥—

	Millions of yen
	Three months ended
	September 30, 2009
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
		Location of	Amount of
	Amount of	gains (losses)	gains (losses)	Location of	Amount of
	gains (losses)	reclassified	reclassified	gains (losses)	gains (losses)
	recognized in	from accumulated	from accumulated	recognized in income	recognized in income
	OCI on derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥1,590	Other income (expenses), net: Other, net	¥759	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	202	Other income (expenses), net: Other, net	91	—	—

Total	¥1,792		¥850		¥—

*	OCI stands for Other comprehensive income (loss).

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Three months ended
	September 30, 2010
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(1,339)
Option contracts	Other income (expenses), net: Other, net	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(119)
	Other income (expenses), net: Other, net	2,533

Total		¥1,075

	Millions of yen
	Three months ended
	September 30, 2009
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥914
Option contracts	Other income (expenses), net: Other, net	(4)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(161)
	Other income (expenses), net: Other, net	4,908

Total		¥5,657

9. The Fair Value of Financial Instruments
(1) Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Other Current Assets, Short-Term Debt, Trade Notes, Bills and Accounts Payables, and Other Current Liabilities
The carrying amount approximates fair value because of the short maturity of these instruments.
(2) Investment Securities, Marketable Equity Securities
The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.
(3) Long-Term Trade Receivables, Including Current Portion
The fair values of long-term trade receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.
(4) Long-Term Debt, Including Current Portion
The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.
(5) Derivatives
The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest swaps agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, at September 30, 2010 and at March 31, 2010, are summarized as follows:

	Millions of yen
	September 30, 2010		March 31, 2010
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Investment securities, marketable equity securities	¥43,303	¥43,303	¥47,178	¥47,178
Long-term debt, including current portion	441,790	439,500	462,941	460,916
Derivatives:
Forwards and options
Assets	2,777	2,777	181	181
Liabilities	1,420	1,420	2,078	2,078
Interest rate swaps, cross-currency swaps and interest rate cap agreements
Assets	14,604	14,604	9,172	9,172
Liabilities	1,727	1,727	2,550	2,550
Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

10. Fair value measurements
Financial Accounting Standards Board Accounting Standard Codification™ (“ASC”) 820, “Fair Value Measurements and Disclosures” defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:
Level 1 —	Quoted prices in active markets for identical assets or liabilities

Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3 —	Unobservable inputs for the assets or liabilities

Assets and liabilities that are measured at fair value on a recurring basis
The fair value hierarchy levels of assets and liabilities that are measured at fair value on a recurring basis at September 30, 2010 and at March 31, 2010 are as follows:

	Millions of yen
September 30, 2010	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥25,996	¥—	¥—	¥25,996
Financial service industry	15,377	—	—	15,377
Other	1,930	—	—	1,930
Derivatives
Forward contracts	—	2,771	—	2,771
Option contracts	—	6	—	6
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	14,604	—	14,604

Total	¥43,303	¥17,381	¥—	¥60,684

Liabilities
Derivatives
Forward contracts	¥—	¥1,420	¥—	¥1,420
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,727	—	1,727
Other	—	19,688	1,444	21,132

Total	¥—	¥22,835	¥1,444	¥24,279

	Millions of yen
March 31, 2010	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥26,147	¥—	¥—	¥26,147
Financial service industry	18,935	—	—	18,935
Other	2,096	—	—	2,096
Derivatives
Forward contracts	—	163	—	163
Option contracts	—	18	—	18
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	9,172	—	9,172

Total	¥47,178	¥9,353	¥—	¥56,531

Liabilities
Derivatives
Forward contracts	¥—	¥2,078	¥—	¥2,078
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	2,550	—	2,550
Other	—	22,839	2,280	25,119

Total	¥—	¥27,467	¥2,280	¥29,747

Investment securities available for sale
Marketable equity securities are classified in Level 1 in the fair value hierarchy. Marketable equity securities are measured using a market approach based on the quoted market prices in active markets.
Derivatives
Derivatives primarily represent foreign exchange contracts and interest rate swap agreements. The fair value of foreign exchange contracts is based on a valuation model that discounts cash flows resulting from the differential between contract rate and the market-based forward rate and is classified in Level 2 in the fair value hierarchy. The fair value of interest rate swap agreements is based on a valuation model that discounts cash flows based on the terms of the contract and the swap curves and is classified in Level 2 in the fair value hierarchy.
Other
Other primarily represents loans which are measured at fair value and the retained interests in securitizations of accounts receivables. The fair value of loans is based on a valuation model based on market yield curve data and credit spread data and is classified in Level 2 in the fair value hierarchy. The credit spread data was obtained through use of credit default swaps for each counterparty. The fair value of retained interest in securitizations of accounts receivables is based on a valuation model using the present value of expected future cash flows using discount, prepayment and loss rates based on current market conditions and the historical performance of comparable receivables and is classified in Level 3 in the fair value hierarchy.
The following table summarizes information about changes of Level 3 for the six months ended September 30, 2010 and 2009.

	Millions of yen
	Six months ended	Six months ended
	September 30, 2010	September 30, 2009
Balance, beginning of year	¥(2,280)	¥919
Total gains or losses (realized / unrealized)	269	1,156
Included in earnings	75	1,160
Included in other comprehensive income (loss)	194	(4)
Purchases, issuances and settlements	567	(2,633)

Balance, end of period	¥(1,444)	¥(558)

The amounts of unrealized gains (losses) on classified in Level 3 liabilities recognized in earnings for the six months ended September 30, 2010 and 2009 related to liabilities still held at September 30, 2010 and 2009 were gains of ¥75 million and losses of ¥586 million, respectively. These gains and losses were reported in other income (expenses), net of the consolidated statements of income.

The following table summarizes information about changes of Level 3 for the three months ended September 30, 2010 and 2009.

	Millions of yen
	Three months ended	Three months ended
	September 30, 2010	September 30, 2009
Balance, beginning of year	¥(1,492)	¥18
Total gains or losses (realized / unrealized)	(33)	564
Included in earnings	(135)	554
Included in other comprehensive income (loss)	102	10
Purchases, issuances and settlements	81	(1,140)

Balance, end of period	¥(1,444)	¥(558)

The amounts of unrealized losses on classified in Level 3 liabilities recognized in earnings for the three months ended September 30, 2010 and 2009 related to liabilities still held at September 30, 2010 and 2009 were losses of ¥135 million and ¥1,192 million, respectively. These losses were reported in other income (expenses), net of the consolidated statements of income.
Assets and liabilities that are measured at fair value on a non-recurring basis
During six months ended September 30, 2010, assets and liabilities that were measured at fair value on a non-recurring basis were not material.
During six months ended September 30, 2009, there were no assets and liabilities that were measured at fair value on a non-recurring basis.

11. Committed Credit Lines
Certain consolidated subsidiaries maintain committed credit line agreements totaling ¥44,279 million and ¥50,082 million, respectively, at September 30, 2010 and at March 31, 2010 with financial institutions to secure liquidity. At September 30, 2010 and at March 31, 2010, ¥21,282 million and ¥23,741 million, respectively, were available to be used under such credit line agreements.

12. Dividends
(1) Payment amount of dividends

		Aggregate amount of
		dividends
Resolution	Type of stock	(Millions of yen)
Ordinary general meeting of shareholders held on June 23, 2010	Common stock	7,748

	Dividend per share
Resource of dividends	(Yen)	Record date	Effective date
Retained earnings	8	March 31, 2010	June 24, 2010
Note : The amount is rounded down to nearest million yen.
(2) Dividends to be paid for the six months ended September 30, 2010, of which effective date is after September 30, 2010

		Aggregate amount of
		dividends
Resolution	Type of stock	(Millions of Yen)
Board of Directors meeting held on October 28, 2010	Common stock	17,429

	Dividend per share
Resource of dividends	(Yen)	Record date	Effective date
Retained earnings	18	September 30, 2010	November 26, 2010
Note: The amount is rounded down to nearest million yen.

13. Business Segment Information
Komatsu has two operating segments: 1) Construction, Mining and Utility Equipment 2) Industrial Machinery and Others.
Segment profit is determined by Management in a manner that is consistent with Japanese accounting principles by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain non-recurring charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.
Operating segments:

	Millions of yen
	Six months ended	Six months ended
	September 30, 2010	September 30, 2009
Net sales:

Construction, Mining and Utility Equipment—

Customers	¥763,645	¥569,605
Intersegment	991	1,417

Total	764,636	571,022

Industrial Machinery and Others—

Customers	96,118	76,358
Intersegment	5,431	8,331

Total	101,549	84,689
Elimination	(6,422)	(9,748)

Consolidated	¥859,763	¥645,963

Segment profit:

Construction, Mining and Utility Equipment	¥102,302	¥20,787
Industrial Machinery and Others	6,133	3,670

Total	108,435	24,457
Corporate expenses and elimination	(3,299)	(3,059)

Consolidated segment profit	105,136	21,398
Other operating income (expenses), net	(1,224)	(1,613)
Operating income	103,912	19,785
Interest and dividend income	2,329	3,965
Interest expense	(3,289)	(5,125)
Other, net	(2,841)	(173)

Consolidated income before income taxes and equity in earnings of affiliated companies	¥100,111	¥18,452

	Millions of yen
	Three months ended	Three months ended
	September 30, 2010	September 30, 2009
Net sales:

Construction, Mining and Utility Equipment—

Customers	¥358,439	¥284,910
Intersegment	553	631

Total	358,992	285,541

Industrial Machinery and Others—

Customers	54,184	40,625
Intersegment	3,128	4,288

Total	57,312	44,913
Elimination	(3,681)	(4,919)

Consolidated	¥412,623	¥325,535

Segment profit:

Construction, Mining and Utility Equipment	¥48,037	¥13,350
Industrial Machinery and Others	4,098	793

Total	52,135	14,143
Corporate expenses and elimination	(1,336)	(1,214)

Consolidated segment profit	50,799	12,929
Other operating income (expenses), net	(962)	(1,417)
Operating income	49,837	11,512
Interest and dividend income	1,308	2,106
Interest expense	(1,620)	(2,394)
Other, net	482	(1,500)

Consolidated income before income taxes and equity in earnings of affiliated companies	¥50,007	¥9,724

Business categories and principal products and services included in each operating segment are as follows:
a. Construction, Mining and Utility Equipment:
Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines and components, casting products and logistics
b. Industrial Machinery and Others:
Metal forging and stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others
Transfers between segments are made at estimated arm’s-length prices.

Geographic information:
Net sales to customers recognized by sales destination for the six months ended September 30, 2010 and 2009 are as follows:

	Millions of Yen
	Six months ended	Six months ended
	September 30, 2010	September 30, 2009
Net sales to customers:
Japan	¥163,119	¥150,732
The Americas	196,587	152,325
Europe and CIS	72,138	62,222
China	186,127	117,739
Asia* and Oceania	192,186	123,784
Middle East and Africa	49,606	39,161

Consolidated net sales	¥859,763	¥645,963

*	Excluding Japan and China
Net sales to customers recognized by sales destination for the three months ended September 30, 2010 and 2009 are as follows:

	Millions of Yen
	Three months ended	Three months ended
	September 30, 2010	September 30, 2009
Net sales to customers:
Japan	¥91,694	¥81,973
The Americas	95,011	71,948
Europe and CIS	32,386	26,158
China	71,235	58,325
Asia* and Oceania	94,167	66,133
Middle East and Africa	28,130	20,998

Consolidated net sales	¥412,623	¥325,535

*	Excluding Japan and China
Net sales to customers recognized by geographic origin for the six months ended September 30, 2010 and 2009 are as follows:

	Millions of yen
	Six months ended	Six months ended
	September 30, 2010	September 30, 2009
Net sales to customers:
Japan	¥296,919	¥225,427
U.S.A.	191,650	145,552
Europe and CIS	80,059	69,462
China	147,524	96,957
Others	143,611	108,565

Consolidated net sales	¥859,763	¥645,963

Net sales to customers recognized by geographic origin for the three months ended September 30, 2010 and 2009 are as follows:

	Millions of yen
	Three months ended	Three months ended
	September 30, 2010	September 30, 2009
Net sales to customers:
Japan	¥163,121	¥114,999
U.S.A.	90,726	70,567
Europe and CIS	37,110	35,380
China	51,484	45,991
Others	70,182	58,598

Consolidated net sales	¥412,623	¥325,535

From the current fiscal year, Komatsu divided net sales to customers in China from net sales to customers in Others. Net sales to customers recognized by geographic origin for the six months and three months ended September 30, 2009 have been reclassified according to the presentation for the six months and three months ended September 30, 2010.
No individual country within Europe and CIS or Others had a material impact on net sales.
No single major external customer had a material impact on net sales.

14. Subsequent Event
There was no significant subsequent event to be disclosed.